

Building Blocks for Continued Success

PLEXUS®

The Product Realization Company

2001 Annual Report

Business Profile

Headquartered in Neenah, WI, Plexus provides product realization services to original equipment manufacturers (OEMs) in the networking/datacommunications, medical, industrial, high-end computing and avionics industries. Plexus offers engineering and product development, new product introduction (NPI), prototyping, manufacturing, testing, fulfillment and sustaining services. Plexus focuses on providing electronic design and manufacturing services for complex, high-end products such as optical switches, wireless communication infrastructure, medical Class II and III devices, industrial controls and high-end computers.

Worldwide Locations

Plexus continues to grow through strategic acquisitions and organic expansion. Product realization services are offered in multiple locations to meet customers' needs. Locations as of Dec. 31, 2001 are listed below. Additional sites, including the Company's first Asian locations in Penang, Malaysia, and Xiamen, China, will be available to customers in early 2002, with the closing of the MCMS, Inc. asset acquisition.

Engineering Services

Boulder, CO
Dallas, TX
Nashua, NH
Neenah, WI
Portland, OR
Raleigh, NC
San Diego, CA
Seattle, WA
Kelso, Scotland
Tel Aviv, Israel

New Product Introduction Services

Appleton, WI
Boston, MA
Minneapolis, MN
San Diego, CA
San Jose, CA
Seattle, WA
Kelso, Scotland

Manufacturing Services

Chicago, IL
Neenah, WI
Richmond, KY
San Diego, CA
Juarez, Mexico
Kelso, Scotland
Maldon, England

Financial Highlights

(for years ended September 30)

Sales (in millions)



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$439
$467
$492
$752
$1,062
1997
1998
1999
2000
2001

Gross Margin

(excluding one-time charges)



16%
14%
12%
10%
8%
6%
4%
2%
11.7%
12.9%
13.9%
14.3%
12.4%
1997
1998
1999*
2000
2001

Operating Margin

(excluding one-time charges)



9%
8%
7%
6%
5%
4%
3%
2%
1%
7.0%
7.8%
8.6%
9.4%
6.8%
1997
1998
1999*
2000*
2001*

Net Income (in millions)

(excluding one-time charges)



$40
$35
$30
$25
$20
$15
$10
$5
$18.9
$22.9
$26.3
$41.1
$41.7
1997
1998
1999*
2000*
2001*

Diluted EPS

(excluding one-time charges)



$1.20
$1.05
$0.90
$0.75
$0.60
$0.45
$0.30
$0.15
$0.54
$0.63
$0.71
$1.06
$0.96
1997
1998
1999*
2000*
2001*

*Excluding merger, acquisition and restructuring charges. See footnotes on page 27 of the Form 10-K.

Cautionary Statement

The statements contained in this Annual Report which are not historical facts (such as statements in the future tense and statements including "believe," "expect," "plan," "look forward to," "anticipate" and similar terms) are forward-looking statements that involve risks and uncertainties. Please refer to the Company's Form 10-K, forming a part of this report, particularly "Risk Factors" on pages 13 to 19, for a discussion of some of those risks and uncertainties.



John Nussbaum (left) and Dean Foate. In front of Dean is the Plexus OC-192 reference design.

This has been, and continues to be, a challenging period for the electronics and electronic manufacturing services (EMS) industries due to the softness and lack of visibility in certain end markets. Despite these challenges, Plexus turned in a solid financial performance for the year:

- Revenues surpassed the billion-dollar milestone, an increase of 41 percent over the last fiscal year.
- Excluding one-time charges of $3.5 million related to merger and certain restructuring costs, diluted earnings per share were $0.96.
- Operating income for the year excluding one-time charges was $72 million and operating margins were 6.8%.
- The balance sheet remains strong, with $105 million in cash and short-term investments, long-term debt/equity ratio of 16% and available credit facilities of $230 million at year-end.

To Our Shareholders

In 2001, a number of strategic moves were made to position the Company for continued scalable, profitable growth:

- Nine senior officers were promoted at Plexus and its subsidiaries: John Nussbaum to chief executive officer, Dean Foate to chief operating officer, Tom Sabol to executive vice president and chief financial officer, Bob Kronser to executive vice president and chief technology and strategy officer, Paul Ehlers to vice president and president of Plexus Electronic Assembly, Mike Verstegen to president of Plexus Technology Group, Steve diLoreto to president of Plexus NPI Plus, Joe Kaufman to senior vice president and chief legal officer and Lisa Kelley to vice president of mergers and acquisitions. These nine executives average sixteen years of tenure with the Company. The breadth, depth and stability of the management team continue to be one of its keys to successful performance year after year.
- The executive team was further strengthened with new talent recruited from outside Plexus: Dave Rust, vice president of human resources; Tom Czajkowski, chief information officer and George Setton, treasurer.
- The acquisition of e2E Corporation, a printed circuit board (PCB) design firm, was completed in December 2000. This added seven domestic and two international PCB design locations and has proven to be a successful channel for attracting new customers.
- Plexus acquired Qtron, Inc., an EMS provider located in San Diego. This acquisition provided a strategic Southern California manufacturing site, along with wireless communication infrastructure expertise.
- Asian expansion is a key growth initiative. In November, the Company announced an agreement to acquire certain MCMS manufacturing assets with strategic locations in Malaysia and China, along with U.S. locations. The transaction is scheduled to close in January 2002.

Plexus continued to demonstrate its service and technology leadership in the industry:

- For the fourth time in four years, Plexus received a Technology Forecasters Service Excellence Award. This year, Plexus won the Overall Large Company Award for top scores in all five service categories, based on customer surveys.

- Evidence of its optical technology leadership, Plexus completed a fully functional OC-192 reference design. This is the first of several planned Plexus-owned designs intended to attract technology customers and increase engineering revenue.

- The Company expanded its strong presence in the medical sector by adding several new medical customers and receiving medical and industrial design excellence awards.

Looking ahead to 2002, the timing of end market recoveries is uncertain. What remains certain is the strength of our management team and balance sheet, along with the competitive advantages represented by our building blocks to success:

- Differentiated, scalable ***business model*** – providing product realization services for complex, high-technology products



Best Wishes In Retirement

In March, Peter Strandwitz retired as chief executive officer of Plexus Corp., while continuing his duties as chairman of the board. Pete was the visionary behind Plexus' unique business model when, in 1980, he approached John Nussbaum with the proposal to merge his electronic manufacturing company with John's engineering company. Pete's vision was to form a company, not around a product, but around the ability to create a product. Thus The Product Realization Company was born.

Today, it is evident Pete had the right idea at the right time. Pete and John have grown the Company and remained profitable each year since 1988. Together with their management team, they have expanded The Product Realization Company to a $1 billion-plus, full-service, global EMS provider.

On behalf of the employees and shareholders, we thank Pete for his vision and leadership and wish him the best in his retirement.

- Diverse, loyal ***customer base*** – comprised of a strong and growing portfolio of Fortune 500 and emerging technology customers from the networking/datacommunications, medical, industrial, high-end computing and avionics industries

- Award-winning ***service excellence*** – providing customers with the lowest total cost of ownership by achieving and exceeding quality, delivery, flexibility and financial objectives

- Managed, ***strategic growth*** – leveraging its strong balance sheet to grow the Company with above-average returns

The outsourcing trend continues as strong as ever. New customer activity remains high. The management team remains committed to our differentiated business model and to building an even more powerful company.

We look forward to the year ahead, confident that we can emerge from this uncertain period with an even better market position than we had going in.

Very truly yours,

John Nussbaum
Chief Executive Officer

Dean Foate
Chief Operating Officer

Differentiated: Plexus is differentiated within the fast-growing EMS industry. With more than twenty years' experience in turning product concepts into world-class products, Plexus is an industry leader in designing, manufacturing and testing complex systems. Beyond high-quality contract manufacturing and fulfillment services, a complete menu of integrated services is offered.

Successful: Over the past two decades, Plexus has designed and manufactured hundreds of successful products for some of the largest Original Equipment Manufacturers (OEMs) in the world, as well as several emerging technology companies. The industry has recognized Plexus' excellence. In 2001, the Company received its fourth Service Excellence Award based on customer surveys. In addition, Plexus received awards for medical and industrial design excellence.

SERVICE EXCELLENCE AWARDS 2001

MEDICAL DESIGN EXCELLENCE AWARDS® 2001 WINNER

'01 INDUSTRIAL DESIGN EXCELLENCE AWARDS IDEA SILVER

Scalable: Having reached $1 billion in sales across its global footprint, Plexus' successful business model is scalable. With its broad service offering and multiple points of entry, Plexus is well positioned to penetrate global high-technology markets. Merger and acquisition strategies drive further geographic expansion and technology roadmaps drive service expansion. Plexus continues to build its leadership base, including talent from acquisitions, to manage its growth.

1 Business Model


Engineering
New Product Introduction
Testing
Manufacturing
Sustaining Services

Industrial Success Story:
NCR Self-Service ATM

- *Plexus provides prototyping, manufacturing and testing services*
- *Wide range of PCBAs in varying volumes and technologies*
- *On-time delivery and schedule flexibility, supporting global business requirements*
- *Account management support of the highest standards*


NCR


Value
Quality
On-Time
Delivery
Technology
Response

Our Customer Focused Teams

Some members of the Unisphere Networks Customer Team include (from left): Don Wollersheim, strategic customer manager; Doug Larsen, focus factory manager; Julie Knoll, materials team leader; Tom Pepper, quality engineer; Deb Smith, program manager. Customers have given Plexus teams high ratings for Value, On-Time Delivery, Technology, Quality and Responsiveness. These ratings garnered Plexus the Overall Service Excellence Award in 2001.

Service Excellence 2



Networking Success Story:
Unisphere Edge Router

- *Plexus provides prototyping, manufacturing and testing services*
- *Complete chassis and boards for box build*
- *Customer praise on quality, flexibility, responsiveness and customer service*
- *Plexus provided rapid and successful transition of the ERX product line into full production*

Employee Focused: Service excellence begins and ends with exceptional people. Plexus employees have a passion for satisfying customers. Customers benefit from strong teams throughout Plexus' operations, comprised of a healthy mix of veterans and new talent. Plexus employees are loyal and retention is high – providing valuable continuity benefits to customers.

Detail Oriented: Service excellence requires a system of managing by the details and measuring results. Total cost of ownership is reduced when products are delivered on time and right the first time. Plexus' focus on managing the operational details results in loyal customers and above-average returns for the Company and its shareholders.

Continuous Improvement: Plexus focuses on continual improvement of customer satisfaction and operating metrics. Best practices evolve with input from customers and acquisitions. To keep its best practices on the leading edge, the Company proactively pursues and invests in enabling technologies for continuous improvement.


Medical
22%
Networking/Datacom
40%
Industrial
20%
Other
8%
Computer
10%

3 Customer Portfolio

Diverse: One of the Company's strengths remains its diverse, loyal customer base. The business mix represents a strong portfolio of Fortune 500 and emerging technology customers from the networking/ datacommunications, medical, industrial, high-end computing and avionics industries.

Stable: Diversity provides stability. With many customers across varied industries, the Company is not overly dependent on a single customer or end market for its success. While managing a broad base of customers, Plexus has successfully built long-term relationships with numerous major OEMs. These customers provide a steady and growing base of business.

Expanding: Product development and new product introduction are effective growth engines. Plexus continues to leverage these unique services to attract new customers and programs. Sales and marketing organizations have been expanded to focus on opportunistic regions and industries. The customer base was enhanced in key industries.

Medical Success Story:

GE Logiq 9 UltraSound System

- *Plexus provides engineering, prototyping, manufacturing and testing services*
- *Product assembled to 90% complete*
- *New customer design completed, phased into full production in less than 6 months*
- *Global supply chain management of nearly 1,000 unique parts*



Managed: Plexus' growth has been disciplined and strategic, resulting from a combination of organic growth and mergers and acquisitions. The M&A strategy is to acquire well-managed companies that add desirable geographic locations, customers, technologies, services and management talent to Plexus.

Value Added: The Company's acquisitions have added value to the organization, beyond top line revenue. Since 1999, fifteen facilities in five countries have been acquired. The customer base has been greatly enhanced and the number of highly skilled employees and managers has doubled. Examples of technology additions include class III medical expertise, PCB design technologies, and RF/wireless expertise. Service additions include dedicated NPI Plus facilities, low-cost labor options and enhanced supply chain management.

Profitable: Since its inception, Plexus has focused on profitable growth and return on invested capital (ROIC). For the past decade, the Company has grown and remained profitable every year. Plexus' three-year compounded average revenue growth rate (CAGR) was 32%, with an average annual ROIC of 16%, which is among the best in the EMS industry.



High-End Computing Success Story:

Unisys e-@ction Enterprise Servers

- *Plexus provides manufacturing and test services*
- *Promotes lean supply chain practices to improve quality and reduce cost*
- *Utilizes a stand-alone boundary scan test solution to increase reliability and yield*
- *Provides best total value to customer throug[h] on-time delivery, service and flexibility*

Strategic Growth 4


Map Key:
▲ Engineering Services
◆ NPI Plus Services
● Manufacturing Services
★ MCMS
■ Future

Board of Directors:

Peter Strandwitz
Chairman of the Board,
Retired; previously CEO of Plexus Corp.

David J. Drury
President, Poblocki & Sons, LLC

Dean A. Foate
Chief Operating Officer

Harold R. Miller
Retired; previously Chairman of the Board,
Marathon Engineers/Architects/Planners, Inc.

John L. Nussbaum
President and Chief Executive Officer

Thomas J. Prosser
Chairman of the Board,
Menasha Corporation

Agustin A. Ramirez
Chairman and CEO,
HUSCO International, Inc.

Jan K. VerHagen
Retired; previously Senior Vice President
of Corporate Projects, Emerson Electric Co.

5 Board of Directors/Officers

Executive and Other Officers:

David A. Clark
Vice President-Materials
Plexus Electronic Assembly

Thomas J. Czajkowski
Chief Information Officer

Steven J. diLoreto
President-Plexus NPI Plus

Paul L. Ehlers
Vice President and
President-Plexus Electronic Assembly

Dean A. Foate
Chief Operating Officer

Joseph D. Kaufman
Senior Vice President and
Chief Legal Officer & Secretary

Lisa M. Kelley
Vice President-Mergers and Acquisitions

J. Robert Kronser
Executive Vice President and
Chief Technology & Strategy Officer

Paul A. Morris
Vice President-New Business Information
Systems Development

John L. Nussbaum
President and Chief Executive Officer

David H. Rust
Vice President-Human Resources

Thomas B. Sabol
Executive Vice President and
Chief Financial Officer

George W. F. Setton
Corporate Treasurer and Chief Treasury Officer

Michael T. Verstegen
President-Plexus Technology Group

Charles C. Williams
Vice President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(Mark one)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-14824

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	**39-1344447**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.01 par value Preferred Stock Purchase Rights (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(s)) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of December 14, 2001, 41,811,185 shares of Common Stock were outstanding, and the aggregate market value of the shares of Common Stock (based upon the $31.55 closing sale price on that date, as reported on the NASDAQ National Market) held by non-affiliates (excludes shares reported as beneficially owned by directors and officers – does not constitute an admission as to affiliate status) was approximately $1.3 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2002 Annual Meeting of Shareholders	Part III

THIS PAGE INTENTIONALLY LEFT BLANK.

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K which are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "look forward to," "anticipate" and similar terms) are forward-looking statements that involve risks and uncertainties, including, but not limited to, the economic performance of the electronics and technology industries, the risk of delays, changes or cancellations in both ongoing and new programs, the Company's ability to complete pending acquisitions and integrate acquired operations, the Company's ability to secure new customers and maintain its current customer base, the result of cost reduction efforts, material cost fluctuations and the adequate availability of components and related parts for production, the effect of changes in average selling prices, the effect of start-up costs of new programs and facilities, capacity utilization, the effect of general economic conditions and world events (such as the September 11, 2001 attacks), the impact of technological changes and increased competition, design and manufacturing deficiencies and other risks detailed herein and in the Company's other Securities and Exchange Commission filings. In addition, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, particularly "General" and "Risk Factors" for a further discussion of factors which could affect future results.

Unless otherwise indicated, all share and per share information reported throughout this report has been restated to give effect to Plexus' two-for-one stock splits effective August 31, 2000, and August 25, 1997.

PART 1

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") provide product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications, medical, industrial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers and focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing and after-market support.

We believe that our broad service offerings with respect to the design and realization of complex, high-end products within the electronics manufacturing services, or EMS, industry provide us with a significant competitive advantage. Through a staff of over 440 product development engineers, we offer a complete menu of engineering services, including digital and analog design, mechanical and industrial design, embedded software design, printed circuit board design, test equipment and software development, product verification and new product introduction services. Our manufacturing services include printed circuit board assembly, product configuration, testing, final product and system box build and after-market support. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

Our customers include both industry-leading OEMs and emerging technology companies. Due to our focus on serving OEMs in high-growth technology and medical sectors, our business is influenced by major technological trends such as the level and rate of development of fiber optics and RF/wireless infrastructure, the expansion of network computing and Internet use, and the expansion of outsourcing by OEMs generally.

Established in 1979, we have approximately 5,600 full-time employees and 25 facilities in 18 locations, totaling approximately 1.6 million square feet. Over the past few years, we have expanded our capacity and geographic reach through a series of strategic acquisitions. Through these transactions, we have enhanced our access to, and ability to provide services within, important technology corridors in Boston, Chicago, San Diego and Seattle; established a base in Europe; significantly increased the size and capabilities of our medical services offerings; significantly expanded our capacity with respect to the assembly of configured-to-order wireless products and printed circuit board ("PCB") design services; and acquired proven low-cost manufacturing operations in Mexico. A pending acquisition will provide facilities in China, Malaysia and additional United States locations.

Services

Plexus offers a broad range of integrated services that provide customers with a total design, new product introduction and manufacturing solution to take a product from initial design through production to after-market support. Our customers may utilize any or all of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive product development and design and test engineering services. These services include project management, initial feasibility studies, product concept definition, specifications for product features and functions, product engineering specifications, microprocessor selection, circuit design, software design, application-specific integrated circuit design, printed circuit board layout, product housing design, development of test specifications and product validation testing. Through our product development and design services, we provide customers with a complete product design that can be manufactured efficiently.

Prototyping and new product introduction services. We provide rapid assembly of prototype products within our dedicated, streamlined New Product Introduction Plus centers. We supplement our prototype assembly services with value-added services, including printed circuit board design, materials management, manufacturing defects analysis, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering organization, our customers' engineering organizations and our volume manufacturing organization. This link facilitates an efficient transition to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

Test development and product testing. Because product functionality has driven components and assembly techniques to become increasingly complex, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly implement test solutions and efficiently test printed circuit assemblies, subassemblies and product and system assemblies. We also develop and utilize specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the design and production of test equipment is an important factor in our ability to provide technology-driven products of consistent and high quality.

Manufacturing and assembly. We provide turnkey manufacturing services for a variety of electronic products to diverse industries. These services include developing and implementing a materials strategy that meets customers' demand and flexibility requirements, assembling printed circuit assemblies utilizing a wide range of assembly technologies, building and configuring final product and system boxes and testing assemblies to meet customers' requirements. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These complex products are typically configured to fulfill unique customer requirements and many are shipped directly to our customers' end users. In addition, we have developed special processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements of other countries.

After-market support. We provide service support for manufactured products. In this context, supported products, which may or may not be under the customer's warranty, may be returned for repairs or upgrades at the customer's discretion.

Recent and Pending Combinations and Acquisitions

Since fiscal 1998, we have completed eight acquisitions that have added facilities totaling approximately 735,000 square feet and over 2,800 new employees. We have actively pursued combinations and acquisitions to expand our geographic reach, increase our design, engineering and manufacturing capability and breadth of service offerings and strengthen and broaden our customer relationships. Since fiscal 1998, we have completed the following acquisitions (information is as of the respective acquisition dates):

Date	Acquired Company/ Operations	Facilities Square Footage	Employees	Location(s)
May 2001	Qtron, Inc.	163,000	279	San Diego, California
December 2000	e2E Corporation	33,000	127	Portland, Oregon
				Nashua, New Hampshire
				and 8 other small offices
July 2000	Keltek (Holdings) Limited	77,000	461	Kelso, Scotland
				Maldon, England
May 2000	Turnkey electronics	250,000	1,394	Juarez, Mexico
	manufacturing operations of			
	Elamex, S.A. de C.V.			
April 2000	Agility, Incorporated	25,000	98	Ayer, Massachusetts
December 1999	Printed circuit board operations	--	45	Everett, Washington (1)
	of Intermec Technologies			
	Corporation			
September 1999	Printed circuit board operations	25,000	125	Wheeling, Illinois
	of Shure, Incorporated			
July 1999	SeaMED Corporation	162,000	301	Bothell, Washington

(1) Combined with our existing Bothell, Washington, operations.

In addition, the Company has recently announced its pending acquisition of certain assets of MCMS, Inc. ("MCMS"), an EMS provider to OEMs for approximately $45 million, subject to purchase price adjustments. The assets to be purchased from MCMS, which is in Chapter 11 bankruptcy proceedings, include facilities located in Penang, Malaysia; Xiamen, China; Nampa, Idaho; and Raleigh, North Carolina. MCMS' Monterrey Mexico and Colfontaine, Belgium operations will not be included in the transaction. The acquisition does not include any interest-bearing debt, but does include the assumption of certain specific liabilities. Upon completion of this transaction, the Company will establish its initial manufacturing presence in Asia. The acquisition will be recorded utilizing the accounting principles promulgated by Statement of Financial Accounting Standards ("SFAS") No's. 141 and 142 (See Note 1 in the Notes to Consolidated Financial Statements). The transaction is expected to close in January and is subject to clearance under the federal Hart-Scott-Rodino Act ("HSR") and other closing conditions.

Customers and Industries Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies, including start-ups. During fiscal 2001, we provided services to approximately 200 customers (includes PCB design only customers). Because of the variety of services we offer, our flexibility in design and manufacturing and our ability to respond to customer needs in a timely fashion, we believe that we are well positioned to offer our services to customers in most market segments. For many customers, we serve both a design and production function, thereby permitting customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in manufacturing capacity and optimizing total product cost.

No customer represented more than 10 percent of sales in fiscal 2001. Lucent Technologies Inc. ("Lucent") and General Electric Company ("GE") represented over 10 percent of our net sales for the periods set forth below:

	Percentage of Net Sales Fiscal Year		
Customer	2001	2000	1999
Lucent Technologies	*	23%	16%
General Electric	*	*	12%

*represents sales less than 10 percent

Many of our large customers contract independently through multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to one such subsidiary, division, facility or location are not dependent on sales to others. Although the complete loss of any major customer could have a significant negative impact on us, we do not believe the loss of all divisions, subsidiaries, facilities or locations of a major customer to be likely.

We provided services within the following industries in the following proportions:

	Percentage of Net Sales Fiscal Year		
Industry	2001	2000	1999
Networking/Datacommunications	40%	36%	24%
Medical	22%	27%	31%
Industrial	20%	19%	23%
Computer	10%	10%	14%
Transportation/Other	8%	8%	8%

Materials and Suppliers

We purchase raw materials and electronic components from manufacturers and distribution companies. The key electronic components we purchase include printed circuit boards, specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), resistors and capacitors. Along with these electronic components, we also purchase components for use in higher-level assembly and manufacturing. These components include sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. These components range from standard to highly customized and they vary widely in terms of market volatility and price.

From time to time, allocation of components becomes an integral part of the electronics industry, and component shortages can occur with respect to particular components. In response, we actively manage our business in a way that minimizes our exposure to materials and component shortages. We have developed a corporate procurement organization whose primary purpose is to create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and can influence what components are used in some new products, components manufacturers often provide us with a greater amount of materials and components, even during shortages. We have also established and continue to expand strategic relationships with international purchasing offices, and we attempt to leverage our design position with suppliers. Beyond this, we have undertaken a series of flexibility initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and similar efforts. All of these undertakings seek to improve our overall supply chain flexibility and to accommodate our growth plans.

Sales and Marketing

We market our services primarily through our sales and marketing organization of approximately 65 people, which includes salespeople, strategic customer managers, technology specialists and advertising and other corporate communications personnel. Our sales and marketing efforts focus on generating new customers and pursuing profitable opportunities. We use our ability to provide a full range of product realization services as a marketing tool, and our technology specialists participate in marketing through direct customer contact and participation in industry symposia and seminars. Our sales force is integrated with the rest of our business and is aligned geographically within important technology corridors. We support our sales and marketing efforts with in-depth industry research.

Competition

The market for the products and services we provide is highly competitive. We compete primarily on the basis of engineering, testing and production capabilities, technological capabilities and the capacity for responsiveness, quality and price. There are many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors compete only in narrow, specific areas of our business. We also compete against companies that design or manufacture items in-house rather than by outsourcing. In addition, we compete against foreign, low-labor-cost manufacturers. This foreign, low-labor-cost competition tends to focus on commodity and consumer-related products, which is not our primary focus.

Intellectual Property

The Company does not own any material patents or copyrights. The Company owns various servicemarks, including "Plexus," and "Plexus, The Product Realization Company."

The Company (along with many other companies) has been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to the alleged possible infringement of certain Lemelson patents relating to machine vision and bar-code technology. The Company had requested a stay of the action pending developments in other Lemelson litigation, which has been granted. If a judgment is rendered and/or a license fee required, it is the opinion of management of the Company that such judgment would not be material to the consolidated financial position of the Company or the results of its operations.

To augment its management information systems, in the first quarter of fiscal 2001, the Company entered into a license agreement with JD Edwards for enterprise resource planning ("ERP") software and systems to enhance and standardize the Company's ability to translate information from production facilities into financial and managerial reporting. The conversion timetable remains subject to change; however, the Company has begun developing its global model and completed a pilot conversion. The conversion process is expected to continue for at least three years to convert all current sites and business units.

Environmental Compliance

The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Although the Company believes that it is in compliance with all federal, state and local environmental laws, and does not anticipate any significant expenditures in maintaining its compliance, there can be no assurances that violations will not occur which could have a material adverse effect on the results of the Company.

Employees

Our employees are one of our primary strengths, and we make considerable efforts to maintain a well-qualified staff. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development for employees with management and technical potential for advancement. We invest heavily in training at all levels to ensure that employees are well trained. We operate a policy of involvement and consultation with employees in every facility and strive for continuous improvement at all levels.

As of December 1, 2001, we employed approximately 5,600 full-time employees. Given the quick response time required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor. In Europe, approximately 40 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. None of our employees in the United States and Mexico is covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of technology and manufacturing centers, with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 1.6 million square feet of capacity. This includes approximately 1.1 million square feet in the United States, approximately 250,000 square feet in Mexico and approximately 102,000 square feet in Europe. We are also undertaking expansion projects to expand significantly several of our existing facilities. The geographic diversity of our technology and manufacturing centers allows us to offer services from locations near our customers and major electronics markets. We believe that this approach reduces material and transportation costs, simplifies logistics and communications and improves inventory management. This enables us to provide customers with a more complete, cost-effective solution.

Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Neenah, Wisconsin (1)	Manufacturing	223,000	Leased
Neenah, Wisconsin (1)	Manufacturing	110,000	Owned
Juarez, Mexico (1)	Manufacturing	250,000	Leased
San Diego, California (1)	Manufacturing	163,000	Leased
Buffalo Grove, Illinois (4)	Manufacturing	141,000	Leased
Kelso, Scotland (2)	Manufacturing	57,000	Leased
Richmond, Kentucky (3)	Manufacturing	45,000	Owned
Maldon, England	Manufacturing	40,000	Owned
Appleton, Wisconsin	NPI Plus Center	67,000	Owned
Ayer, Massachusetts	NPI Plus Center	65,000	Leased
Bothell, Washington	NPI Plus Center	60,000	Leased
Redmond, Washington	NPI Plus Center	21,000	Leased
Blaine, Minnesota	NPI Plus Center	14,000	Owned
Milpitas, California	NPI Plus Center	5,000	Leased
Neenah, Wisconsin	Engineering	105,000	Owned
Bothell, Washington	Engineering	81,000	Leased
Louisville, Colorado	Engineering	16,000	Leased
Raleigh, North Carolina	Engineering	14,000	Leased
Kelso, Scotland	Engineering	5,000	Leased
Hillsboro, Oregon (5)	PCB Design	9,000	Leased
Nashua, New Hampshire (5)	PCB Design	10,000	Leased
Neenah, Wisconsin	Office/Warehouse	93,000	Leased
El Paso, Texas	Office/Warehouse	13,000	Leased
Blaine, Minnesota	Office/Warehouse	5,200	Leased
Redmond, Washington (6)	Other	60,000	Leased
Bothell, Washington (6)	Other	10,000	Leased
San Diego, California (7)	Other	36,000	Leased
Kelso, Scotland (2)	Other	37,000	Owned

(1) Includes more than one building.

(2) The Kelso operations recently moved into a new 57,000-square-foot facility. We currently anticipate disposing of the 37,000-square-foot facility previously utilized for these operations by December 31, 2001.

(3) We are expanding this facility by approximately 55,000 square feet, which is expected to be completed by March 2002.

(4) In November 2001, this facility replaced the former Wheeling, Illinois facility.

(5) These locations were part of the e2E merger. Other locations added in the merger represent approximately 14,000 additional square feet, with no one location having more than 3,000 square feet.

(6) These buildings are being subleased to an unrelated third party and not used in our business operations.

(7) This facility was acquired as part of the Qtron acquisition. The Company is not using this facility and is seeking to sublease the facility. Currently, the prior owners of Qtron are reimbursing the Company for the lease payments from funds held in escrow.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings required to be disclosed herein to which the Company is a party to or which any of its property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2001.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
John L. Nussbaum	59	President, Chief Executive Officer and Director
Dean A. Foate	43	Chief Operating Officer and Director
Thomas B. Sabol	42	Executive Vice President and Chief Financial Officer
J. Robert Kronser	42	Executive Vice President and Chief Technology & Strategy Officer
Joseph D. Kaufman	44	Senior Vice President, Secretary and Chief Legal Officer
Paul L. Ehlers	45	Vice President
Lisa M. Kelley	35	Vice President - Mergers and Acquisitions
Paul A. Morris	40	Vice President - Information Systems Development
David H. Rust	54	Vice President - Human Resources
George W. F. Setton	55	Corporate Treasurer and Chief Treasury Officer
Charles C. Williams	65	Vice President

John L. Nussbaum is a co-founder of Plexus and has served as Chief Executive Officer of Plexus since 2001; previously Chief Operating Officer of Plexus since 1996; President and a director since 1980.

Dean A. Foate joined Plexus in 1984 and has served as Chief Operating Office of Plexus since 2001 and a director since 2000; previously Executive Vice President since 1999 and President of Plexus Technology Group since 1995.

Thomas B. Sabol joined Plexus in 1996 as Chief Financial Officer and has also served as Executive Vice President since 2001. Previously, Mr. Sabol served as Vice President and General Auditor for Kemper Corporation and before that as Business Assurance Manager for Coopers & Lybrand.

J. Robert Kronser joined Plexus in 1981 serving in various engineering roles. From 1993 to 1999, Mr. Kronser managed the Advanced Manufacturing Center. From 1999 to 2001, Mr. Kronser has served as Vice President of Sales and Marketing. Since 2001, Mr. Kronser has served as an Executive Vice President and Chief Technology and Strategy Officer.

Joseph D. Kaufman joined Plexus in 1986 and has served as Senior Vice President and Chief Legal Officer since 2001 and as Vice President, Secretary and General Counsel of Plexus since 1990.

Paul L. Ehlers joined Plexus in 1980 and has served as Vice President since 2001. In addition, Mr. Ehlers has served as President of Plexus Electronic Assembly since 2000. From 1995 to 1999, Mr. Ehlers managed various manufacturing facilities.

Lisa M. Kelley joined Plexus in 1992 and has served as Vice President - Mergers and Acquisitions since 2001. Other positions held within Plexus included Manager, Subsidiary Controller and Corporate Controller. Ms. Kelley has also served as Treasurer from 1998 to 2001 and Vice President - Finance from 2000 to 2001.

Paul A. Morris joined Plexus in 1984. Positions held within Plexus include Subsidiary Controller and Corporate Controller and, since 2000, Vice President of Information Systems Development.

David H. Rust joined Plexus in 2001 as Vice President - Human Resources. Previously, Mr. Rust served as Vice President and Chief Human Resources Officer from 1990 to 2001 for Menasha Corporation.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer. Previously, from 2000 to 2001, Mr. Setton was a partner in Euram, Inc., a financial consulting firm, and from 1997 to 1999, Mr. Setton served as Group Treasurer for Carr Futures, Inc. He previously held various positions at Square D/Groupe Schneider, including Assistant Treasurer of Schneider North America, Tresorier Adjoint of Groupe Schneider, and Assistant Treasurer of Square D Company.

Charles C. Williams joined Plexus in 1982 and has been a Vice President since 1989.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

For the years ended September 30, 2001 and 2000, the Company's Common Stock has traded on the NASDAQ Stock Market. The price information below represents high and low sale prices for each period.

Fiscal Year Ended September 30, 2001			Fiscal Year Ended September 30, 2000		
	High	Low		High	Low
First Quarter	$78.38	$21.13	First Quarter	$24.50	$12.22
Second Quarter	$49.38	$19.94	Second Quarter	$37.00	$20.22
Third Quarter	$39.37	$20.44	Third Quarter	$57.63	$26.00
Fourth Quarter	$41.70	$21.55	Fourth Quarter	$81.00	$43.38

As of December 14, 2001, there were approximately 771 shareholders of record.

The Company has not paid any cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the development of our business. See also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the Company's dividend intentions.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (1)
(dollars in thousands, except per share amounts)

	For the years ended September 30,				
Operating Statement Data	2001	2000	1999	1998	1997
Net sales	$1,062,304	$ 751,639	$ 492,414	$ 466,795	$ 438,565
Gross profit	131,790	107,164	66,409 (4)	60,147	51,232
Gross margin percentage	12.4%	14.3%	13.5%	12.9%	11.7%
Operating income	68,388 (2)	69,870 (3)	34,428 (4)	36,393	30,769
Operating margin percentage	6.4%	9.3%	7.0%	7.8%	7.0%
Net income	39,150 (2)	40,196 (3)	20,311 (4)	22,937	18,893
Earnings per share (diluted)	$ 0.91 (2)	$ 1.04 (3)	$ 0.55 (4)	$ 0.63	$ 0.54
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ 96,563	$ (51,392)	$ 19,727	$ 33,520	$ 18,347
Capital equipment additions	54,560	44,228	18,196	11,997	13,488
Balance Sheet Data					
Working capital	$ 277,055	$ 213,596	$ 110,411	$ 91,159	$ 70,544
Total assets	602,525	515,608	229,636	184,354	152,453
Long-term debt and capital lease obligations	70,016	141,409	142	2,587	3,516
Shareholders' equity	426,852	209,362	146,403	115,863	89,404
Return on average assets	7.0%	10.8%	9.8%	13.6%	13.8%
Return on average equity	12.3%	22.6%	15.5%	22.3%	26.4%
Inventory turnover ratio	5.3x	4.4x	6.2x	7.1x	6.6x

(1) As a result of the fiscal 1999 merger with SeaMED Corporation ("SeaMED"), prior historical results have been restated utilizing the pooling-of-interests method of accounting. Historical results have not been restated for the fiscal 2001 merger with e2E Corporation ("e2E") and the fiscal 2000 merger with Agility, Incorporated ("Agility") as they would not differ materially from reported results. (See Notes 1 and 8 in the Notes to Consolidated Financial Statements.)

(2) In connection with the acquisition of Qtron Inc. ("Qtron") and merger with e2E and the current economic slowdown, Plexus recorded one-time merger and acquisition costs of approximately $1.6 million ($1.4 million after-tax) and one-time restructuring costs of approximately $1.9 million ($1.1 million after-tax). Excluding these charges, operating income would have been $71.9 million (6.8% of sales), net income would have been $41.7 million (3.9% of sales) and diluted earnings per share would have been $0.96.

(3) In connection with the merger with Agility and the acquisitions of Keltek (Holdings) Limited ("Keltek"), and the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("Mexico turnkey operations"), Plexus recorded one-time merger and acquisition-related charges of $1.1 million ($0.9 million after-tax). Excluding these charges, operating income would have been $71 million (9.4% of sales), net income would have been $41.1 million (5.5% of sales) and diluted earnings per share would have been $1.06.

(4) In connection with the merger with SeaMED, Plexus recorded merger and other one-time related charges of $7.7 million ($6.0 million after-tax). Excluding these charges, gross profit would have been $68.6 million (13.9% of sales), and operating income would have been $42.1 million (8.6 % of sales). Net income excluding this charge would have been $26.3 million (5.3% of sales), and diluted earnings per share would have been $0.71.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Plexus provides product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications, medical, industrial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers and focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing and after-market support. The following information should be read in conjunction with our consolidated financial statements included herein and the "Risk Factors" section beginning on page 13.

We provide contract manufacturing services on either a turnkey basis, where we procure some or all of the materials required for product assembly, or on a consignment basis, where the customer supplies some, or occasionally all, materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and inventory risk management than consignment services. Turnkey manufacturing currently represents almost all of our net sales. Turnkey sales typically generate higher sales and higher gross profit dollars with lower gross margin percentages than consignment sales due to the inclusion of component costs, and related markup, in our net sales. However, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and our net sales. Due to the nature of turnkey manufacturing, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in materials costs and the degree of automation used in the assembly process.

Mergers and Acquisitions

On May 23, 2001, the Company acquired Qtron, Inc. ("Qtron"), a privately held EMS provider located in San Diego, California. The Company purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and thereby assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a new manufacturing facility. The excess of the cost over the fair value of the net assets acquired of approximately $24 million has been recorded as goodwill and is being amortized over 15 years. The purchase price is subject to certain adjustments. The results of Qtron's operations have been reflected in the Company's financial statements from the date of acquisition.

On December 21, 2000, the Company merged with e2E Corporation ("e2E"), a privately held PCB design and engineering service provider for electronic OEMs, through the issuance of 462,625 shares of its common stock. The transaction was accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $1.0 million have been expensed as required. Prior results were not restated, as they would not differ materially from reported results.

During fiscal 2000, the Company also acquired operations in Massachusetts, Mexico and the United Kingdom. (See Note 8 in the Notes to Consolidated Financial Statements.)

As discussed above, the Company has signed an agreement to acquire a substantial portion of the assets of MCMS. The transaction is scheduled to be completed in January 2002, subject to closing conditions. The acquisition would include the Company's first Asian operations. The MCMS acquisition would be for a cash purchase price of approximately $45 million, subject to adjustments for certain working capital items and other adjustments and indemnities provided in the purchase agreement. The Company expects to finance the purchase through existing working capital. The acquired operations will be reflected in the Company's financial information from and after the date of acquisition. Based upon current financial information from MCMS, the Company expects initial annual sales from the acquired operations to be in the range of $125 million to $150 million. Because of the relative size of the acquired operations as compared to the Company, the acquisition and operations of the MCMS assets and operations may have a material effect on the Company's financial condition and results going forward.

Results of Operations

Net sales

Net sales for the year ended September 30, 2001, increased 41 percent to $1.1 billion from $752 million for the year ended September 30, 2000. Our acquisitions during fiscal 2001 accounted for slightly less than 5 percent of sales for the year ended September 30, 2001. The Company's sales have been affected by the impact of the overall slow-down in the economy as a whole, and in particular in the networking/datacommunications infrastructure spend with some of our customers, resulting in these customers' forecasts and orders becoming more cautious. These factors will continue to affect fiscal 2002 sales, and the Company expects first quarter sales to be approximately $200 million. However, results will ultimately depend on the actual order levels.

Sales for the year ended September 30, 2000, increased 53 percent to $752 million from $492 million for the year ended September 30, 1999. Sales growth was impacted by growth in the networking/datacommunications and medical industries as well as through acquisitions. In addition, acquisitions during fiscal 2000 accounted for slightly more than 9 percent of sales for that fiscal year.

The Company had no customers which represented more than 10 percent of sales for the year ended September 30, 2001 as compared to the prior year, when Lucent Technologies accounted for 23 percent of the Company's sales for the year ended September 30, 2000. Lucent Technologies and General Electric accounted for 16 percent and 12 percent of sales, respectively, for the year ended September 30, 1999. Sales to our ten largest customers accounted for 51 percent of sales for the year ended September 30, 2001, compared to 63 percent and 61 percent for the years ended September 30, 2000 and 1999, respectively. As with sales to most of our customers, sales to our largest customers may vary from time to time depending on the size and timing of customer program commencement, termination, delays, modifications and transitions. We remain dependent on continued sales to our significant customers, and we generally do not obtain firm, long-term purchase commitments from our customers. In addition, we expect an increasing percentage of our sales will come from emerging technology companies, including start-ups, mainly in the networking/datacommunications market sector. Customer forecasts can and do change as a result of their end-market demand and other factors. Although any material change in orders from these or other customers could materially affect our results of operations, we are dedicated to diversifying our customer base and decreasing our dependence on any particular customer or customers.

Our sales for the years ended September 30, 2001 and 2000, respectively, by industry were as follows: networking/datacommunications 40 percent (36 percent), medical 22 percent (27 percent), industrial 20 percent (19 percent), computer 10 percent (10 percent) and transportation/other 8 percent (8 percent).

Gross profit

Gross profit for the year ended September 30, 2001, increased 23 percent to $131.8 million from $107.2 million for the year ended September 30, 2000. The gross margin for the year ended September 30, 2001, was 12.4 percent, compared to 14.3 percent for the year ended September 30, 2000.

Our gross margins reflect a number of factors that can vary from period to period, including product mix, the level of start-up costs and efficiencies of new programs, product life cycles, sales volumes, price erosion within the electronics industry, capacity utilization of surface mount and other equipment, labor costs and efficiencies, the management of inventories, component pricing and shortages, average sales prices, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for customers' products and competition within the electronics industry. Overall gross margins continue to be affected by a slowdown in end-market demand, particularly in the networking/datacommunications industry and its impact on our capacity utilization.

In addition, gross margins continue to be affected by acquisitions. In particular, gross margins resulting from the Mexico turnkey operations, Keltek and Qtron are below our historical gross margins as we work to integrate these acquisitions into our product realization model and increase their capacity utilization. These and other factors can cause variations in our operating results. Although our focus is on maintaining and expanding gross margins, there can be no assurance that gross margins will not decrease in future periods. Gross margins have decreased from fiscal 2000 results due to the impact of the Company's recent acquisitions and its reduced manufacturing capacity utilization.

Gross profit for the year ended September 30, 2000, increased 61 percent to $107.2 million from $66.4 million for the year ended September 30, 1999. The gross margin for the year ended September 30, 2000, was 14.3 percent, compared to 13.5 percent for the year ended September 30, 1999. The improvement in gross margin in fiscal 2000 compared to fiscal 1999 reflected the Company's focus on business mix, leading-technology products and markets, continued operating efficiencies and the one-time fiscal 1999 SeaMED merger-related charges, which were partially offset by increased costs for expansion of engineering and technical manufacturing capabilities to meet customer demands.

Most of the research and development we conduct is paid for by our customers and is, therefore, included in the cost of sales. We conduct other research and development, but that research and development is not specifically identified and we believe such expenses are less than one percent of our net sales.

Operating expenses

Selling and administrative (S&A) expenses for the year ended September 30, 2001, increased to $55.8 million from $35.0 million and $26.3 million for the years ended September 30, 2000 and 1999, respectively. As a percentage of net sales, S&A expenses were 5.3 percent for the year ended September 30, 2001, compared to 4.7 percent and 5.3 percent for the years ended September 30, 2000 and 1999, respectively. The increase in dollar terms and percentage of net sales was due primarily to increases in our sales and marketing efforts and information systems support. In addition, the Company's decision to increase reserves for bad debts due to increased credit risk resulting from the overall weakness in the economy also impacted these expenses. We anticipate that future S&A expenses will increase in absolute dollars, but should remain at approximately five percent of net sales, as we continue to expand these support areas.

Amortization of goodwill increased to $4.0 million for the year ended September 30, 2001 from $1.1 million and $0.1 million for the years ended September 30, 2000 and 1999, respectively. This was a result of the acquisitions of the Mexico turnkey operations, Keltek and Qtron over the last 18 months which resulted in additional goodwill.

Merger and acquisition costs of approximately $1.6 million for the year ended September 30, 2001, were related to the Qtron and e2E acquisitions. In fiscal 2000 and 1999, we also had one-time merger and acquisition costs of $1.1 million and $4.6 million, respectively.

In response to the reduction in our sales levels and reduced capacity utilization, the Company reduced its cost structure through the reduction of its work force and writing off certain under-utilized assets. The Company recorded a pre-tax charge during fiscal 2001 of $1.9 million associated with this restructuring. For the three months ended December 31, 2001, the Company has incurred additional planned capacity reductions at certain sites which it expects will result in one-time restructuring charges of approximately $2 million. In addition, the Company will incur one-time transaction charges associated with the MCMS asset purchase.

In connection with the SeaMED merger in fiscal 1999, the Company recorded a pre-tax charge of $1.0 million related to plant closing, relocations and severance costs.

Income taxes

Income taxes decreased to $26.2 million for the year ended September 30, 2001, from $28.4 million and increased from $15.8 million for the years ended September 30, 2000 and 1999, respectively. Our effective income tax rate has remained at approximately 40 percent excluding non-tax-deductible merger expenses. This rate approximates the blended federal and state statutory rate. In fiscal 2002, we expect the annual effective tax rate to decrease slightly as foreign operations increase as a percentage of the Company's total operations.

Liquidity and Capital Resources

Cash flows provided by operating activities were $96.6 million for the year ended September 30, 2001, compared to cash flows (used in)/provided by operating activities of ($51.4) million and $19.7 million for the years ended September 30, 2000 and 1999, respectively. During fiscal 2001, cash provided by operating activities was primarily related to net income, decreases in accounts receivable and inventories, and was offset by decreases in accounts payable and accrued liabilities. The decrease in our inventory levels resulted in the Company increasing inventory turns to 5.3 turns for the year ended September 30, 2001 from 4.4 turns for the year ended September 30, 2000. This increase in inventory turns was primarily the result an improved marketplace for components and improved inventory management.

Cash flows used in investing activities totaled $107.9 million for the year ended September 30, 2001. The primary uses were payments for the acquisition of Qtron, payments for property, plant and equipment, and net payments for short-term investments.

We utilize available cash, debt and leases to fund our operating requirements. We utilize operating leases primarily in situations where technical obsolescence concerns are determined to outweigh the benefits of financing the equipment purchase. We currently estimate capital expenditures for fiscal 2002 will be approximately $40 million to $50 million. This estimate does not include MCMS or any other acquisitions which the Company may undertake. Management expects to fund the MCMS acquisition from Plexus' existing capital resources and borrowing facilities.

Cash flows provided by financing activities totaled $90.6 million for the year ended September 30, 2001 primarily represent proceeds from issuances of common stock and proceeds from the exercise of stock options offset by net payments on our credit facilities. The ratio of total debt to equity was 0.4 to 1 and 1.5 to 1 as of September 30, 2001 and 2000, respectively.

On October 25, 2000, the Company entered into a new unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility allows us to borrow up to $250 million. Borrowing capacity utilized under the Credit Facility will be either through revolving or other loans or through guarantees of commercial paper. Interest on borrowings is computed at the applicable eurocurrency rate on the agreed currency, plus any commitment fees. The Credit Facility matures on October 25, 2003, and requires among other things maintenance of minimum interest expense coverage and maximum leverage ratios.

Pursuant to a public offering of shares of common stock in the first quarter of fiscal 2001, the Company issued 3.45 million shares of common stock for $50 per share, with an underwriters discount of $2.375 per share. The Company received net proceeds of approximately $164.3 million, after discounts and commissions to the underwriters of approximately $8.2 million. Additional expenses were approximately $0.6 million. The net proceeds from the offering were utilized to refinance, in part, existing debt and finance capital expenditures, and capacity expansion and the Qtron acquisition. The remaining net proceeds were used for general corporate purposes and working capital.

In fiscal 2001, the Company entered into an agreement to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned, limited purpose subsidiary of the Company. ABS is a separate corporate entity that sells participating interests in a pool of the Company's accounts receivable to financial institutions. The financial institutions then receive an ownership and security interest in the pool of receivables.

Our credit facilities, leasing capabilities, the proceeds of our fiscal 2001 common stock offering, cash and short-term investments and projected cash from operations should be sufficient to meet our working capital and capital requirements through fiscal 2002 and the foreseeable future. We have not paid cash dividends in the past, and do not anticipate paying them in the foreseeable future. We anticipate using earnings to support our business.

New Accounting Pronouncements

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on October 1, 2000. Given the Company's derivative and hedging activities, the SFAS No. 133 did not have a significant material effect on its financial position or results of operations upon adoption. The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings.

In fiscal 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." The statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures and it continues most of SFAS No. 125's provisions without reconsideration. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and did not have a material effect on the Company's financial statements.

In fiscal 2001, the Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain views of the SEC staff for applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 was effective for the Company's fourth quarter of fiscal 2001 and did not have a material effect on the Company's financial statements.

In July 2001, SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for the Company for business combinations completed subsequent to June 30, 2001. SFAS No. 142 will be effective for the Company's first quarter of fiscal 2003 for existing goodwill and intangible assets. The Company is permitted to adopt the provisions of SFAS No. 142 as of October 1, 2001. The Company is currently evaluating the impact of SFAS No. 142 and whether to adopt its provisions early.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. SFAS No. 143 will be effective for the Company's first quarter of fiscal 2003 and is not expected to have a material effect on its financial position or results of operations.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. SFAS No. 144 will be effective for the Company's first quarter of fiscal 2003. The Company is currently evaluating the impact of SFAS No. 144.

Risk Factors

Our customer requirements and operating results vary significantly from quarter to quarter, which could negatively impact the price of our common stock.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume of customer orders relative to our capacity
- the timing of customer orders, particularly in light of the fact that some of our customers release a significant percentage of their orders during the last few weeks of a quarter
- the typical short life cycle of our customers' products
- market acceptance of and demand for our customers' products
- changes in our sales mix to our customers
- the timing of our expenditures in anticipation of future orders
- our effectiveness in managing manufacturing processes
- changes in cost and availability of labor and components
- changes in economic conditions
- local events that may affect our production volume, such as local holidays

The EMS industry is impacted by the state of the U.S. and global economies and world events (such as the September 11, 2001 attacks). Any slowdown in the U.S. or global economies, or in particular in the industries served by us, may result in our customers reducing their forecasts. The Company's sales growth has been, and is expected to continue to be, impacted by the slowdown in the networking/datacommunications and computer markets, as well as the economy in general. As a result, the demand for our services could decrease, which in turn would impact our sales and our capacity utilization.

Due to the nature of turnkey manufacturing services, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in material costs and availability, and the degree of capacity utilization in the manufacturing process.

Our customers may cancel their orders, change production quantities or delay production.

Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. The success of our customers' products in the market affects our business. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur in response to the slowdown in the networking/datacommunications market and other sectors of the economy.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately the future requirements of those customers.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet all of our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

We rely on a limited number of suppliers for many components used in the assembly process. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. During the majority of fiscal 2000 and early fiscal 2001, component shortages were prevalent in our industry, and in certain areas have continued to occur. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with customers and reduce our sales.

A significant portion of our sales is derived from turnkey manufacturing in which we provide materials procurement. While most of our customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, component price increases could adversely affect our operating results.

The majority of our sales comes from a small number of customers and if we lose any of these customers, our sales and operating results could decline significantly.

Sales to our ten largest customers have represented a majority of our sales in recent periods. Our ten largest customers accounted for approximately 51 percent, 63 percent and 61 percent of our net sales for the years ended September 30, 2001, 2000 and 1999, respectively. The identities of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, could seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our sales will decrease.

We may have increasing new customer relationships with emerging companies, which may present more risks than with established companies.

We currently anticipate that an increasing percentage of our sales will be to emerging companies, including start-ups, particularly in the networking/datacommunications market. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we incur substantial expenses as we add personnel and manufacturing capacity and procure materials. Because emerging companies do not have a history of operations, it will be harder for us to anticipate needs and requirements than with established customers. Our operating results will be harmed if sales do not develop to the extent and within the time frame we anticipate.

Customer relationships with emerging companies also present special risks. For example, because they do not have an extensive product history, there is less demonstration of market acceptance of their products. Also, due to the current economic environment, additional funding for such companies may be more difficult to obtain. This tightening of financing for start-up customers, together with many start-up customers' lack of prior earnings and unproven product markets could potentially increase the Company's credit risk, especially in accounts receivable and inventories. Although the Company adjusts its reserves for accounts receivable and inventories for all customers, including start-up customers, based on the information available, these reserves may not be adequate.

We may fail to complete successfully future acquisitions and may not integrate successfully acquired businesses, which could adversely affect our operating results.

We have pursued a strategy that has included growth through acquisitions. We cannot assure you that we will be able to complete successfully future acquisitions, due primarily to increased competition for the acquisition of electronics manufacturing service operations. If we are unable to acquire additional businesses, our growth could be inhibited. Similarly, we cannot assure you that we will be able to integrate successfully the operations and management of our recent acquisitions or future acquisitions. Acquisitions involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as the:

- inability to integrate successfully our acquired operations' businesses and personnel
- inability to realize anticipated synergies, economies of scale or other value
- difficulties in scaling up production and coordinating management of operations at new sites
- strain placed on our personnel, systems and resources
- possible modification or termination of an acquired business customer program, including cancellation of current or anticipated programs
- loss of key employees of acquired businesses.

Financial risks, such as the:

- dilutive effect of the issuance of additional equity securities
- incurrence of additional debt and related interest costs
- inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins at acquired entities to Plexus' historical levels
- incurrence of large write-offs or write-downs
- amortization and/or impairment of goodwill or other intangible assets
- unforeseen liabilities of the acquired businesses.

Expansion of our business and operations may negatively impact our business.

We may expand our operations by establishing or acquiring new facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of our business and operations involves numerous business risks, including the:

- inability to integrate successfully additional facilities or capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by the new business
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial, management, technical and information systems and resources
- disruption in manufacturing operations
- incurrence of significant costs and expenses
- inability to locate enough customers or employees to support the expansion.

Operating in foreign countries exposes us to increased risks.

We have acquired operations in Mexico and the United Kingdom. In addition, as part of the MCMS acquisition, we expect to acquire in early January, subject to closing conditions, operations located in China and Malaysia. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in Mexico and the United Kingdom, and no prior experience in China and Malaysia. We also purchase a significant number of components manufactured in foreign countries. Because of these international aspects of our operations, we are subject to the following risks that could materially impact our operating results:

- economic or political instability
- transportation delays or interruptions and other effects of less developed infrastructure in many countries
- foreign exchange rate fluctuations
- utilization of different systems and equipment
- difficulties in staffing and managing foreign personnel and diverse cultures
- the effects of international political developments.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. Also, our Mexico based operation utilizes the Maquiladora program, which provides reduced tariffs and eases import regulations, and we could be adversely affected by changes in that program.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- develop and market manufacturing services which meet changing customer needs
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

Failure to manage our growth may seriously harm our business.

We have experienced rapid growth, both internally and through acquisitions. This growth has placed, and will continue to place, significant strain on our operations. To manage our growth effectively, we must continue to improve and expand our financial, operational and management information systems; continue to develop the management skills of our managers and supervisors; and continue to train, manage and motivate our employees. If we are unable to manage our growth effectively, our operating results could be harmed.

Plexus has entered into a licensing arrangement for new ERP software and related information systems. Conversions to new software and systems are complicated processes, and can cause management and operational disruptions which may affect Plexus. Information flow and production could also be affected if the new software and systems do not perform as Plexus expects.

Our turnkey manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the materials required for designing, product assembling and manufacturing. These services involve greater resource investment and inventory risk management than consignment services, where the customer provides these materials. Accordingly, various component price increases and inventory obsolescence could adversely affect our selling price, gross margins and operating results.

Start-up costs and inefficiencies related to new programs can adversely affect our operating results.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs. These factors also affect our ability to efficiently use labor and equipment. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term.

We are subject to extensive government regulations.

We are also subject to environmental regulations relating to the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing process. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

In addition, our medical device business, which represented approximately 22 percent of our fiscal year 2001 sales, is subject to substantial government regulation, primarily from the FDA and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Noncompliance with these rules can result in, among other things, us and our customers being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, total or partial suspension of production, failure of the government to grant pre-market clearance or record approvals for projections or the withdrawal of marketing approvals. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. In addition, the failure or noncompliance could have an adverse effect on our reputation.

Our products are for the electronics industry, which produces technologically advanced products with short life cycles.

Factors affecting the electronics industry, in particular the short life cycle of products, could seriously harm our customers and, as a result, us. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which result in short product life cycles
- the inability of our customers to develop and market their products, some of which are new and untested
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Increased competition may result in decreased demand or prices for our services.

The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services
- be better positioned to compete on price for their services.

We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or increase their competition with us. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We may fail to secure necessary additional financing.

We have made and intend to continue to make substantial capital expenditures to expand our operations, acquire businesses and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success may depend on our ability to obtain additional financing and capital to support our continued growth and operations, including our working capital needs. We may seek to raise capital by:

- issuing additional common stock or other equity securities
- issuing debt securities
- increasing available borrowings under our existing credit facility or obtaining new credit facilities
- obtaining off-balance-sheet financing.

We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional financing and capital may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is intense, and the loss of key employees, generally none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business. We believe that we have a relatively small management group whose resources could be strained as a result of expansion of our business.

Products we manufacture may contain design or manufacturing defects which could result in reduced demand for our services and liability claims against us.

We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing errors or failures. Defects have been discovered in products we manufactured in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be impaired. In addition, these defects may result in liability claims against us. The FDA investigates and checks, occasionally on a random basis, compliance with statutory and regulatory requirements. Violations may lead to penalties or shutdowns of a program or a facility.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to our company, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and especially the NASDAQ National Market along with market prices for technology companies, in particular, have experienced extreme volatility that has often been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility in Plexus' stock price could mean that investors will not be able to sell their shares at or above the prices which they pay. The volatility also could impair Plexus' ability in the future to offer common stock as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. The pending MCMS asset acquisition will affect us in both of these areas. To reduce such risks, we selectively use financial instruments. A discussion of our accounting policy for derivative financial instruments is incorporated by reference from our Consolidated Financial Statements and Notes thereto, in this Form 10-K, within Note 1—"Description of Business and Significant Accounting Policies."

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. We also use options to hedge certain functional currency liabilities. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. As of September 30, 2001, the foreign currency forward and option contracts were scheduled to mature in less than three months and were not material.

Interest Rate Risk

We have financial instruments, including cash equivalents, short-term investments and long-term debt, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions. We currently do not use any interest-rate swaps or other types of derivative financial instruments to hedge interest rate risk.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities such as money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our credit facilities and asset securitization facility. Interest on borrowings is computed at the applicable eurocurrency rate on the agreed currency. A 10 percent change in our weighted average interest rate on average long-term borrowings would have impacted net interest expense by approximately $0.6 million and $0.3 million for fiscal 2001 and 2000, respectively. There were no material long-term borrowings during fiscal 1999.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See following "List of Financial Statements and Financial Statement Schedules," and accompanying reports, statements and schedules, which follow beginning on page 21.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" in the Registrant's Proxy Statement for its 2002 Annual Meeting of Shareholders ("2002 Proxy Statement") and from "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance" in the 2002 Proxy Statement and "Executive Officers of the Registrant" in Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Election of Directors—Directors' Compensation" and "Executive Compensation" in the 2002 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2002 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Incorporated herein by reference to "Certain Transactions" in the 2002 Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

1. and 2. Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 21 which is incorporated herein by reference.

3. Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference.

(b) Reports on Form 8-K.

Plexus did not file any Reports on Form 8-K in the fourth quarter of fiscal 2001.

PLEXUS CORP. Form 10-K
List of Financial Statements
September 30, 2001

<u>Contents</u> | <u>Pages</u>

Report of Independent Accountants
To the Shareholders and
Board of Directors
Plexus Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
October 24, 2001, except for information
in Note 13 as to which the date
is November 28, 2001

Plexus Corp. and Subsidiaries

Consolidated Statements of Operations

for the years ended September 30, 2001, 2000 and 1999
(in thousands, except per share data)

	2001	2000	1999
Net sales	$ 1,062,304	$ 751,639	$ 492,414
Cost of sales	930,514	644,475	426,005
Gross profit	131,790	107,164	66,409
Operating expenses:			
Selling and administrative expenses	55,844	35,049	26,312
Amortization of goodwill	4,022	1,114	131
Merger and acquisition costs	1,610	1,131	4,557
Plant closing, relocation and severance	1,926	-	981
	63,402	37,294	31,981
Operating income	68,388	69,870	34,428
Other income (expense):			
Interest expense	(6,448)	(2,579)	(274)
Miscellaneous	3,426	1,338	1,995
Income before income taxes	65,366	68,629	36,149
Income taxes	26,216	28,433	15,838
Net income	$ 39,150	$ 40,196	$ 20,311
Earnings per share:			
Basic	$ 0.95	$ 1.12	$ 0.59
Diluted	$ 0.91	$ 1.04	$ 0.55
Weighted average shares outstanding:			
Basic	41,129	36,026	34,646
Diluted	43,230	38,732	37,021

The accompanying notes are an integral part of these consolidated financial statements.

Plexus Corp. and Subsidiaries

Consolidated Balance Sheets
as of September 30, 2001 and 2000
(in thousands, except per share data)

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 84,591	$ 5,293
Short-term investments	20,775	-
Accounts receivable, net of allowances of $6,500 and $1,522, respectively	114,055	140,048
Inventories	135,409	215,998
Deferred income taxes	13,662	9,109
Prepaid expenses and other	10,317	4,451
Total current assets	378,809	374,899
Property, plant and equipment, net	145,928	89,500
Goodwill, net	70,514	48,882
Deferred income taxes	3,624	-
Other	3,650	2,327
Total assets	$ 602,525	$ 515,608
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 8,175	$ 8,365
Accounts payable	52,307	106,257
Customer deposits	16,051	10,126
Accrued liabilities:		
Salaries and wages	15,505	19,039
Other	9,716	17,516
Total current liabilities	101,754	161,303
Long-term debt and capital lease obligations, net of current portion	70,016	141,409
Deferred income taxes	-	1,056
Other liabilities	3,903	2,478
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized,		
none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 and 60,000 shares authorized,		
respectively; and 41,757 and 37,054 issued and outstanding, respectively	418	371
Additional paid-in capital	251,932	72,699
Retained earnings	174,891	136,577
Accumulated other comprehensive loss	(389)	(285)
	426,852	209,362
Total liabilities and shareholders' equity	$ 602,525	$ 515,608

The accompanying notes are an integral part of these consolidated financial statements.

Plexus Corp. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

for the years ended September 30, 2001, 2000 and 1999

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Note Receivable Officer	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount	Total
Balances, October 1, 1998	**17,016**	**$ 170**	**$42,478**	**$ (75)**	**$ 73,795**	**$ -**	**(29)**	**$ (505)**	**$ 115,863**
Net income and									
comprehensive income	-	-	-	-	20,311	-	-	-	20,311
Effect of SeaMED excluded									
period	-	-	16	-	1,271	-	-	-	1,287
Treasury stock purchased	-	-	-	-	-	-	(32)	(1,160)	(1,160)
Exercise of stock options,									
including tax benefits	529	5	8,931	-	(574)	-	61	1,665	10,027
Payment of note receivable									
officer	-	-	-	75	-	-	-	-	75
Balances, September 30, 1999	**17,545**	**175**	**51,425**	**-**	**94,803**	**-**	**-**	**-**	**146,403**
Comprehensive income:									
Net income	-	-	-	-	40,196	-	-	-	40,196
Foreign currency									
translation adjustments	-	-	-	-	-	(285)	-	-	(285)
Total comprehensive income									39,911
Effect of Agility pooling	375	4	3	-	1,578	-	-	-	1,585
Exercise of stock options,									
including tax benefits	623	6	21,457	-	-	-	-	-	21,463
Two-for-one common stock									
split, August 31, 2000	18,511	186	(186)	-	-	-	-	-	-
Balances, September 30, 2000	**37,054**	**371**	**72,699**	**-**	**136,577**	**(285)**	**-**	**-**	**209,362**
Comprehensive income:									
Net income	-	-	-	-	39,150	-	-	-	39,150
Foreign currency hedges and									
translation adjustments	-	-	-	-	-	(104)	-	-	(104)
Total comprehensive income									39,046
Issuance of common stock	3,544	35	166,140	-	-	-	-	-	166,175
Effect of e2E pooling	463	5	2,473	-	(836)	-	-	-	1,642
Exercise of stock options,									
including tax benefits	696	7	10,620	-	-	-	-	-	10,627
Balances, September 30, 2001	**41,757**	**$ 418**	**$251,932**	**$ -**	**$ 174,891**	**$ (389)**	**-**	**$ -**	**$ 426,852**

The accompanying notes are an integral part of these consolidated financial statements.

Plexus Corp. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended September 30, 2001, 2000 and 1999

(in thousands)

Cash flows from operating activities	2001	2000	1999
Net income	$ 39,150	$ 40,196	$ 20,311
Adjustments to reconcile net income to net cash flows			
from operating activities:			
Depreciation and amortization	29,890	16,307	9,993
Income tax benefit of stock option exercises	7,420	13,123	4,570
Provision for inventories and accounts			
receivable allowances	17,584	6,849	3,330
Deferred income taxes	(1,287)	(1,924)	(1,778)
Changes in assets and liabilities:			
Accounts receivable	11,334	(51,204)	(8,842)
Inventories	78,455	(118,102)	(25,270)
Prepaid expenses and other	(6,087)	(61)	(1,089)
Accounts payable	(66,825)	27,623	15,569
Customer deposits	5,624	1,087	1,838
Accrued liabilities	(14,244)	14,351	869
Other	(4,451)	363	226
Cash flows provided by (used in) operating activities	96,563	(51,392)	19,727
Cash flows from investing activities			
Purchases of short-term investments	(57,475)	(48,042)	(244,449)
Sales and maturities of short-term investments	36,700	65,266	232,742
Payments for property, plant and equipment	(54,560)	(44,228)	(18,196)
Proceeds on sale of property, plant and equipment	48	52	213
Payments for business acquisitions, net of cash acquired	(32,600)	(73,388)	-
Cash flows used in investing activities	(107,887)	(100,340)	(29,690)
Cash flows from financing activities			
Proceeds from debt	167,361	265,268	-
Payments on debt and capital lease obligations	(269,018)	(132,204)	(4,561)
Proceeds from exercise of stock options	3,207	8,347	4,366
Issuances of common stock	166,175	-	-
Net borrowings under asset securitization facility	22,916	-	-
Treasury stock purchased	-	-	(1,160)
Treasury stock reissued	-	-	1,091
Cash flows provided by (used in) financing activities	90,641	141,411	(264)
Effect of foreign currency translation on cash	(19)	(292)	-
Net increase (decrease) in cash and cash equivalents	79,298	(10,613)	(10,227)
Cash and cash equivalents, beginning of year	5,293	15,906	24,106
Effect of SeaMED excluded period	-	-	2,027
Cash and cash equivalents, end of year	$ 84,591	$ 5,293	$ 15,906

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. provides product realization services to original equipment manufacturers (OEMs) in the networking/datacommunications, medical, industrial, computer and transportation industries. The Company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build, distribution and after-market support.

The contract manufacturing services are provided on either a turnkey basis, whereby the Company procures certain or all of the materials required for product assembly, or on a consignment basis, where the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Turnkey manufacturing currently represents almost all of the Company's sales.

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries (together "the Company"). All significant intercompany transactions have been eliminated.

On July 23, 1999, SeaMED Corporation ("SeaMED"), a public company, was merged into Plexus. The consolidated financial statements have been prepared following the pooling-of-interests method of accounting for the merger and therefore reflect the combined financial position, operating results and cash flows of the two companies for all periods presented. SeaMED had a June 30 fiscal year end. For fiscal 1999, the combined financial statements reflect the October 1, 1998, through September 30, 1999, period for both companies. SeaMED's results of operations and cash flows from July 1, 1998, to September 30, 1998, which have been excluded from the fiscal 1998 and 1999 consolidated financial statements, are reflected as adjustments in the 1999 Consolidated Statements of Shareholders' Equity and Comprehensive Income and Cash Flows.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. At September 30, 2001, 2000 and 1999, such unrealized gains and losses were not material. In addition, there were no realized gains or losses in fiscal 2001, 2000 and 1999.

Short-term investments as of September 30, 2001 consist primarily of state and municipal securities. As of September 30, 2001 and 2000 cash and cash equivalents included the following securities:

	2001	2000
Money market funds and other	$ 64,031	$ 2,751
U.S. corporate and bank debt	11,094	-
State and municipal securities	5,160	-
	$ 80,285	$ 2,751

Inventories: Inventories are valued primarily at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-40 years
Machinery and equipment	3-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

Goodwill, net: Goodwill associated with acquisitions is amortized using the straight-line method for periods of up to 15 years. As of September 30, 2001 and 2000, goodwill is recorded net of accumulated amortization of $5.6 million and $1.4 million, respectively.

Impairment of Long-Lived Assets: The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparison of its carrying amount to future net cash flows which the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, plant and equipment, if any, exceeds its fair market value. The Company assesses the recoverability of goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future net cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting the Company's average cost of funds. As of September 30, 2001, no adjustments to the carrying value of the Company's long-lived assets were required. See also "New Accounting Pronouncements" below.

Revenue Recognition: Revenue is recognized primarily when products are shipped. Revenue and profit relating to product design and development contracts, which are short-term in duration, usually twelve months or less, are recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Revenue from design and development contracts is less than 10% of total revenue in fiscal 2001, 2000 and 1999. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content.

Restructuring Costs: In response to the reduction in our sales levels and reduced capacity utilization during its third quarter of fiscal 2001, the Company reduced its cost structure through the reduction of its work force and the write-off of certain under-utilized assets. The Company recorded a pre-tax charge during the quarter of $1.9 million associated with this restructuring. As of September 30, 2001, there were no liabilities related to these restructuring activities. In connection with the SeaMED merger in fiscal 1999, the Company recorded a pre-tax charge of $1.0 million related to plant closing, relocations and severance costs.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operation where the U.S. dollar is the functional currency are included in the statement of operations. Exchange gains and losses on foreign currency transactions were not significant for the years ended September 30, 2001, 2000 and 1999, respectively.

Derivatives: In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on October 1, 2000. Given the Company's derivative and hedging activities, SFAS No. 133 did not have a material effect on its financial position or results of operations upon adoption. The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair-value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income. The computation of diluted earnings per common share reflects additional dilution from stock options.

New Accounting Pronouncements: In fiscal 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." The statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures and it continues most of SFAS No. 125's provisions without reconsideration. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and did not have a material effect on the Company's financial statements.

In fiscal 2001, the Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain views of the SEC staff for applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 was effective for the Company's fourth quarter of fiscal 2001 and did not have a material effect on the Company's financial statements.

In July 2001, SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for business combinations completed subsequent to June 30, 2001. SFAS No. 142 will be effective for the Company's first quarter of fiscal 2003 for existing goodwill and intangible assets. The Company is permitted to adopt the provisions of SFAS No. 142 as of October 1, 2001. The Company is currently evaluating the impact of SFAS No. 142 and whether to adopt its provisions early.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. SFAS No. 143 will be effective for the Company's first quarter of fiscal 2003 and is not expected to have a material effect on its financial position or results of operations.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. SFAS No. 144 will be effective for the Company's first quarter of fiscal 2003. The Company is currently evaluating the impact of SFAS No. 144.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. The fair value of long-term debt and capital lease obligations closely approximates its carrying value. The Company uses quoted market prices, when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. The Company's cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 12. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

Related Party Transactions: The Company has provided certain engineering design and development services for MemoryLink Corp. which develops electronic products. The Chairman of the Board of the Company is a shareholder and director of MemoryLink. As of September 30, 2001 and 2000, the Company had $1.5 million and $0.7 million, respectively, in accounts receivable due from MemoryLink. For the years ended September 30, 2001, 2000 and 1999, the Company had $0.9 million, $2.9 million and $2.3 million, respectively, in sales to MemoryLink. The Company has fully reserved the delinquent amounts due of $1.5 million as of September 30, 2001, as the Company believes the amounts are potentially uncollectible.

Reclassifications: Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 2001 presentation.

2. Inventories

Inventories as of September 30, 2001 and 2000, consist of (in thousands):

	2001	2000
Assembly parts	$ 98,483	$ 139,674
Work-in-process	31,911	69,829
Finished goods	5,015	6,495
	$ 135,409	$ 215,998

3. Property, Plant and Equipment

Property, plant and equipment as of September 30, 2001 and 2000, consist of (in thousands):

	2001	2000
Land, buildings and improvements	$ 58,073	$ 21,763
Machinery and equipment	153,982	110,797
Construction in progress	14,506	17,485
	226,561	150,045
Less accumulated depreciation and amortization	80,633	60,545
	$ 145,928	$ 89,500

Included in construction in process is $7.1 million and $0 of unamortized software implementation costs as of September 30, 2001 and 2000.

Assets held under capital leases and included in property, plant and equipment as of September 30, 2001 and 2000, consist of (in thousands):

	2001	2000
Buildings and improvements	$ 21,880	$ 3,981
Machinery and equipment	7,220	2,755
	29,100	6,736
Less accumulated amortization	3,012	174
	$ 26,088	$ 6,562

Amortization of assets held under capital leases totaled $2.8 million and $0.2 million for fiscal 2001 and 2000, respectively. Such capital leases of $22.4 million, $6.7 million and $0 for fiscal 2001, 2000 and 1999, respectively, have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

4. Debt and Capital Lease Obligations

Debt as of September 30, 2001 and 2000, consists of (in thousands):

	2001	2000
Unsecured revolving credit facility with a weighted average interest rate of 5.0% and 8.3%, respectively	$ 44,601	$ 117,450
Capital lease obligations with a weighted average interest rate of 9.5% and 5.5%, respectively	26,544	6,054
Note payable paid in full in 2001	-	17,000
Notes payable on demand to the former shareholders of Keltek with a weighted average interest rate of 4.4% and 5.5%, respectively	6,915	6,937
Other notes and obligations	131	2,333
	78,191	149,774
Less current portion	8,175	8,365
	$ 70,016	$ 141,409

On October 25, 2000, the Company entered into a new unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility allows the Company to borrow up to $250 million. Borrowing capacity utilized under the Credit Facility will be either through revolving or other loans or through guarantees of commercial paper issued by the Company. Interest on borrowings is computed at the applicable eurocurrency rate on the agreed currency, plus any commitment fee. The Credit Facility matures on October 25, 2003 and requires among other things maintenance of minimum interest expense coverage and maximum leverage ratios. The borrowings outstanding as of September 30, 2001 of $44.6 million under the Company's revolving credit agreement have been classified in the Consolidated Balance Sheet as noncurrent based upon the terms of the Credit Facility. As of September 30, 2001, the Company had total borrowings available of $205 million under the Company's Credit Facility.

On July 14, 2000, the Company acquired all the outstanding capital stock of Keltek (Holdings) Limited ("Keltek"). In connection with this acquisition, the Company issued a note payable on demand. Interest is computed at 1% below the rate offered in the LIBOR rate for three-month sterling borrowing.

The Company leases certain equipment and manufacturing facilities, located in Europe and California, which have been recorded as capital leases and expire on various dates through 2016 subject to renewal options.

The aggregate scheduled maturities of the Company's debt and its obligations under capital leases as of September 30, 2001, are as follows (in thousands):

	Debt	Capital leases	Total
2002	$ 6,926	$ 1,249	$ 8,175
2003	12	1,442	1,454
2004	44,613	1,428	46,041
2005	13	1,105	1,118
2006	14	783	797
Thereafter	69	19,021	19,090
	51,647	25,028	76,675
Interest portion of capital leases	-	1,516	1,516
Total	$ 51,647	$ 26,544	$ 78,191

In fiscal 2001, the Company entered into and amended an agreement to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned, limited purpose subsidiary of the Company. ABS is a separate corporate entity that sells participating interests in a pool of the Company's accounts receivable to financial institutions. The financial institutions then receive an ownership and security interest in the pool of receivables. Accounts receivable sold to financial institutions, if any, are reflected as a reduction to accounts receivable in the consolidated balance sheets. The Company has no risk of credit loss on such receivables as they are sold without recourse. The Company retains collection and administrative responsibilities on the participation interest sold as services for ABS and the financial institutions. The agreement expires in October 2003. As of September 30, 2001, the Company had utilized $22.9 million of the asset securitization facility. The Company incurred interest expense of $1.9 million under the asset securitization for the year ended September 30, 2001.

Cash paid for interest in fiscal 2001, 2000 and 1999 was $7.3 million, $1.1 million and $0.3 million, respectively.

5. Income Taxes

Income tax expense for fiscal 2001, 2000 and 1999 consists of (in thousands):

	2001	2000	1999
Currently payable:			
Federal	$ 22,006	$ 23,895	$ 14,465
State	3,211	6,207	3,151
Foreign	2,286	255	-
	27,503	30,357	17,616
Deferred:			
Federal benefit	(904)	(1,552)	(1,695)
State benefit	(383)	(372)	(83)
	(1,287)	(1,924)	(1,778)
	$ 26,216	$ 28,433	$ 15,838

Following is a reconciliation of the Federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2001, 2000 and 1999:

	2001	2000	1999
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase resulting from:			
State income taxes, net of Federal income tax benefit	2.8	5.4	5.7
Non-deductible merger and acquisition costs	0.1	0.3	3.1
Other, net	2.2	0.7	-
Effective income tax rate	40.1%	41.4%	43.8%

The components of the net deferred income tax asset as of September 30, 2001 and 2000, consist of (in thousands):

	2001	2000
Deferred income tax assets:		
Inventories	$ 7,679	$ 5,757
Accrued benefits	2,377	1,387
Loss carryforwards	6,255	273
Other	4,568	2,610
	20,879	10,027
Deferred income tax liabilities:		
Property, plant and equipment	3,593	1,974
Net deferred income tax asset	$ 17,286	$ 8,053

The Company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.

As of September 30, 2001, the Company has approximately $8.0 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The Company also has acquired federal net operating losses of $17.0 million, which are available to reduce federal taxable income. These loss carryforwards expire in varying amounts through 2021.

Cash paid for income taxes in fiscal 2001, 2000 and 1999 was $23.4 million, $15.1 million and $16.3 million, respectively.

6. Shareholders' Equity

In October 2001, pursuant to Board of Directors approval, the Company announced a common stock buyback program which permits it to acquire up to 1.0 million shares for an amount not to exceed $25.0 million.

During the first quarter of fiscal 2001, the Company issued 3.45 million shares of common stock at an offering price to the public of $50 per share. The Company received net proceeds of approximately $164.3 million after discounts and commissions to the underwriters of approximately $8.2 million. Additional expenses were approximately $0.6 million.

On August 1, 2000, the Company declared a two-for-one stock split payable in the form of a stock dividend of one share of common stock for every share of common stock outstanding. The new common stock was issued on August 31, 2000, to holders of record as of August 22, 2000. Share and per share amounts, where required, have been restated to reflect this stock split.

On March 16, 1999, the Plexus Corp. Board of Directors rescinded the Company's previous common stock buyback program in contemplation of the merger with SeaMED.

Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in capital.

7. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year ended September 30,		
	2001	2000	1999
Basic earnings per share:			
Net income	$ 39,150	$ 40,196	$ 20,311
Basic weighted average shares outstanding	41,129	36,026	34,646
Basic earnings per share	$ 0.95	$ 1.12	$ 0.59
Diluted earnings per share:			
Net income	$ 39,150	$ 40,196	$ 20,311
Weighted average shares outstanding	41,129	36,026	34,646
Dilutive effect of stock options	2,101	2,706	2,375
Diluted weighted average shares outstanding	43,230	38,732	37,021
Diluted earnings per share	$ 0.91	$ 1.04	$ 0.55

For the year ended September 30, 2001, stock options to purchase approximately 85,000 shares of common stock were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common shares, and therefore their effect would be antidilutive. There were no antidilutive stock options for the years ended September 30, 2000 and 1999.

8. Mergers and Acquisitions

Acquisitions: On May 23, 2001, the Company acquired Qtron, Inc., ("Qtron") a privately held electronic manufacturing service provider located in San Diego, California. The Company purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a new manufacturing facility. The excess of the cost over the fair value of the net assets acquired of approximately $24 million has been recorded as goodwill and is being amortized over 15 years. The purchase price is subject to certain adjustments. The results of Qtron's operations have been reflected in the Company's financial statements from the date of acquisition.

Unaudited pro forma revenue, net income and earnings per share as if the acquisition occurred as of the beginning of the period are as follows (in thousands, except per share data):

	Twelve Months ended	
	September 30, 2001	September 30, 2000
Net sales:		
Plexus	$ 1,046,862	$ 751,639
Qtron	74,355	55,802
	$ 1,121,217	$ 807,441
Net income		
Plexus	$ 40,723	$ 40,196
Qtron	(3,296)	158
	$ 37,427	$ 40,354
Earnings per share:		
Basic	$ 0.91	$ 1.12
Diluted	$ 0.87	$ 1.04

The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisition been made during the periods presented or the future results of the combined operations.

On July 14, 2000, the Company acquired all of the outstanding capital stock of Keltek, headquartered in Kelso, Scotland, with an additional facility in Maldon, England. The purchase price of $28.9 million consisted of a cash payment of $19.1 million, the assumption of additional liabilities of $2.7 million and the issuance of a $7.1 million note payable. The Company accounted for the acquisition of Keltek using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the net assets acquired of $22.2 million was recorded as goodwill and is being amortized over 15 years. The results of Keltek's operations have been included in the Consolidated Statement of Operations and of Cash Flows for the periods subsequent to July 14, 2000.

On May 23, 2000, the Company acquired the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("the Mexican turnkey operations"), located in Juarez, Mexico for approximately $54.3 million in cash subject to adjustment upon the final determination of the purchase price. The Company accounted for the acquisition using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over fair value of the net assets acquired has been recorded as goodwill and is being amortized over 15 years. The results of the Mexican turnkey operations have been included in the Consolidated Statement of Operations and of Cash Flows for the periods subsequent to May 23, 2000.

Unaudited pro forma revenue, net income, earnings per share-basic and earnings per share-diluted for fiscal 2000 as if Keltek and the Mexican turnkey operations had been acquired at the beginning of the period were $821.8 million, $38.5 million, $1.06 and $0.99, respectively.

On December 31, 1999, the Company acquired certain printed circuit board assembly manufacturing assets in the Seattle, Washington, area from an unrelated party. The total purchase price of the net assets acquired was not material to the assets, shareholders' equity or the operations of the Company. The acquisition was accounted for as a purchase transaction and the results from operations of the acquired assets are reflected only from the date of acquisition.

On September 1, 1999, the Company acquired certain printed circuit board assembly manufacturing assets in Chicago, Illinois. The total purchase price of the net assets acquired was not material to the assets, shareholders' equity or the operations of the Company. The acquisition was accounted for as a purchase transaction and the results of operations of the acquired assets are reflected only from the date of acquisition.

Mergers: On December 21, 2000, the Company merged with e2E Corporation ("e2E"), a privately held printed circuit board design and engineering service provider for electronic OEMs, through the issuance of 462,625 shares of its common stock. The transaction was accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $1.0 million ($1.0 million net of income taxes) have been expensed as required. Prior results were not restated, as they would not differ materially from reported results. The net assets of e2E as of the acquisition date have been recorded in the Consolidated Statement of Shareholders' Equity and Comprehensive Income in 2001.

On April 28, 2000, the Company merged with Agility, Incorporated, located in Boston, Massachusetts, through the issuance of 374,997 (pre-split) shares of its common stock. The transaction is being accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $0.7 million ($0.6 million net of income tax benefit) have been expensed as required. Prior results are not restated, as they would not differ materially from reported results.

In July 1999, Plexus merged with SeaMED. Plexus issued approximately 2.27 million (pre-split) shares of its common stock in exchange for all outstanding common stock of SeaMED. SeaMED stock options outstanding, as of the merger date, were exchanged for options to acquire approximately 171,764 (pre-split) shares of Plexus common stock at the same time. All merger costs and other one-time expenses related to the SeaMED merger were expensed as required under the pooling-of-interests method of accounting. Certain merger-related costs and charges related to obsolete inventories and a loss on an engineering contract have been recorded in the Consolidated Statement of Operations. Such costs and expenses amounted to $6.0 million after income taxes in fiscal 1999 and are reflected in the consolidated financial statements as follows (in thousands):

Cost of sales	$ 2,177
Merger costs	4,557
Restructuring	981
	7,715
Less income tax benefit	1,684
Net merger and other one-time charges	$ 6,031

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2001, 2000 and 1999 was approximately $10.9 million, $12.1 million and $11.3 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $1.0 million, $0.9 million and $0 in fiscal 2001, 2000 and 1999, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2002	$ 12,907
2003	13,816
2004	13,208
2005	12,292
2006	11,092
Thereafter	58,552
	$ 121,867

10. Benefit Plans

Employee Stock Purchase Plan: On March 1, 2000, the Company established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85% of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The Company may issue up to 2.0 million shares of its common stock under the plan. The Company issued approximately 95,000 shares of common stock for $2.5 million under the plan during fiscal 2001.

401(k) Savings Plans: The Company's 401(k) savings plans cover all eligible employees. The Company matches employee contributions, after one year of service, up to 2.5% of eligible earnings. The Company's contributions for fiscal 2001, 2000 and 1999 totaled $2.1 million, $1.8 million and $1.6 million, respectively.

Stock Option Plans: The Company has reserved 12.0 million shares of common stock for grant to officers and key employees under an employee stock option plan, of which 9.9 million shares have been granted. The exercise price of each option granted shall not be less than the fair market value on the date of grant and options vest over a three-year period from date of grant. The plan also authorizes the Company to grant 600,000 stock appreciation rights, none of which have been granted.

In connection with the SeaMED merger occurring in fiscal 1999, all of the options outstanding under the former SeaMED stock option plans were assumed by the Company and converted into options to purchase shares of the Company's common stock on terms adjusted to reflect the merger exchange ratio. Options to acquire a total of 429,410 SeaMED shares were converted into options to acquire a total of 171,764 (pre-split) Plexus shares. The SeaMED stock option plans are similar to the Plexus plans above and options vest over a four-year period from date of grant. These plans have been terminated; however, the outstanding options, as so adjusted, retain all of the rights, terms and conditions of the respective plans under which they were originally granted until their expiration.

Under a separate stock option plan, each outside director of the Company is granted 1,500 stock options each December 1, with the option pricing similar to the employee plans. These options are fully vested upon grant and can be exercised after a minimum six-month holding period. The 400,000 shares of common stock authorized under this plan may come from any combination of authorized but unissued shares, treasury stock or the open market.

A summary of the stock option activity follows:

	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding as of October 1, 1998	4,636	$ 5.81
Effect of SeaMED excluded period	62	23.35
Granted	980	15.29
Canceled	(164)	16.21
Exercised	(1,092)	3.81
Options outstanding as of September 30, 1999	4,422	8.26
Granted	974	36.13
Canceled	(126)	18.18
Exercised	(1,220)	6.93
Options outstanding as of September 30, 2000	4,050	15.03
Granted	659	24.44
Canceled	(117)	27.59
Exercised	(721)	5.41
Options outstanding as of September 30, 2001	3,871	$ 18.04
Options exercisable as of:		
September 30, 1999	2,518	$ 5.21
September 30, 2000	2,259	$ 6.49
September 30, 2001	2,364	$ 12.20

The following table summarizes outstanding stock option information as of September 30, 2001 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Exercisable	Weighted Average Exercise Price
$ 0.63 - $ 6.25	1,127	$ 4.76	4.8 years	1,122	$ 4.76
$ 9.32 - $23.55	1,810	$ 16.90	7.8 years	940	$ 13.23
$24.60 - $38.70	880	$ 35.36	8.6 years	279	$ 35.64
$39.63 - $74.94	54	$ 51.31	8.7 years	23	$ 49.50
$ 0.63 - $74.94	3,871	$ 18.04	7.1 years	2,364	$ 12.20

The Company has elected to account for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost related to the stock option plans has been recognized in the Consolidated Statements of Operations. Had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, the Company's net income for fiscal 2001, 2000 and 1999 would have been reduced by approximately $6.7 million, $4.8 million and $2.8 million, respectively. Diluted earnings per share would have been reduced by $0.15, $0.12 and $0.08 in fiscal 2001, 2000 and 1999, respectively. These pro forma results will not be representative of the impact in future years because only grants made since October 1, 1995 were considered.

The weighted average fair value of options granted per share during fiscal 2001, 2000 and 1999 is $16.00, $20.30 and $8.41, respectively. The fair value of each option grant is estimated at the date of grant using the Black-Scholes prorated straight-line option-pricing method with the following assumption ranges: 66% to 85% volatility, risk-free interest rates ranging from 3.8% to 5.9%, expected option life of 4.3 to 6.2 years, and no expected dividends.

Deferred Compensation Plan: In September 1996, the Company entered into agreements with certain of its officers under a nonqualified deferred compensation plan. Under the plan, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management's intent that life insurance contracts owned by the Company will fund this plan. Expense for this plan totaled approximately $0.7 million, $0.5 million and $0.4 million in fiscal 2001, 2000, and 1999, respectively.

Other: The Company is not obligated to provide any post-retirement medical or life insurance benefits to employees.

11. Contingency

The Company (along with many other companies) has been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to alleged possible infringement of certain Lemelson patents. The Company had requested a stay of action pending developments in other related litigation, which has been granted. The Company believes the vendors from whom the patent equipment was purchased may contractually indemnify the Company. If a judgment is rendered and/or a license fee required, it is the opinion of management of the Company that such judgment would not be material to the consolidated financial position of the Company or the results of its operations.

12. Business Segment, Geographic Information and Major Customers

The Company operates in one business segment. The Company provides product realization services to electronic OEMs. The Company has two reportable geographic regions: North America and Europe. The Company has 25 manufacturing and engineering facilities in North America and Europe to serve these OEMs. The Company uses an internal management reporting system, which provides important financial data, to evaluate performance and allocate the Company's resources on a geographic basis. Interregion transactions are generally recorded at amounts that approximate arm's length transactions. Certain corporate expenses are allocated to these regions and are included for performance evaluation. The accounting policies for the regions are the same as for the Company taken as a whole. Geographic net sales information reflects the origin of the product shipped. Assets information is based on the physical location of the asset.

	Year ended September 30,		
	2001	2000	1999
Net sales:		(in thousands)	
North America	$ 972,363	$734,485	$492,414
Europe	89,941	17,154	-
	$1,062,304	$751,639	$492,414
Long-lived assets:			
North America	$ 183,065	$103,787	
Europe	37,027	36,922	
	$ 220,092	$140,709	

The following table summarizes the percentage of net sales to customers that account for more than 10% of net sales in fiscal 2001, 2000 and 1999:

	2001	2000	1999
Lucent Technologies Inc.	*	23%	16%
General Electric Company	*	*	12%

(* represents less than 10%)

Accounts receivable related to Lucent represented 19% of the Company's total trade accounts receivable as of September 30, 2000.

13. Subsequent Event

On November 28, 2001, the Company signed an agreement to acquire the majority of assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $45 million, subject to certain adjustments. MCMS is currently in Chapter 11 bankruptcy proceedings. Assets to be purchased include certain manufacturing operations in Penang, Malaysia; Xiamen, China; Nampa, Idaho; and Raleigh, North Carolina. *The Company expects the transaction to close in January 2002, subject to closing conditions.*

14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2001 and 2000 consists of (in thousands, except per share amounts):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 272,097	$ 280,284	$ 253,172	$ 256,751	$1,062,304
Gross profit	38,352	33,575	29,819	30,044	131,790
Net income	13,213	11,656	7,362	6,919	39,150
Earnings per share:					
Basic	$ 0.33	$ 0.28	$ 0.18	$ 0.17	$ 0.95
Diluted	$ 0.31	$ 0.27	$ 0.17	$ 0.16	$ 0.91

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 147,093	$ 161,994	$ 193,187	$ 249,365	$ 751,639
Gross profit	20,549	23,103	28,019	35,493	107,164
Net income	8,254	9,352	10,418	12,172	40,196
Earnings per share:					
Basic	$ 0.23	$ 0.26	$ 0.28	$ 0.33	$ 1.12
Diluted	$ 0.22	$ 0.25	$ 0.27	$ 0.31	$ 1.04

Earnings per share is computed independently for each quarter. The annual earnings per share may not equal the sum of the quarterly amounts due to rounding.

* * * * *

Report of Independent Accountants

To the Shareholders and
Board of Directors
Plexus Corp.:

Our audits of the consolidated financial statements of Plexus Corp. and subsidiaries referred to in our report dated October 24, 2001, except for information in Note 13 as to which the date is November 28, 2001 also included an audit of the financial schedules listed in the index of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
December 27, 2001

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the years ended September 30, 2001, 2000 and 1999
(in thousands)

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Fiscal Year 2001:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,522	$ 6,017 (1)	$ 1,039	$ 6,500
Allowance for inventory obsolescence (deducted from the asset to which it relates)	9,406	15,149 (1)	8,086	16,469
	$10,928	$ 21,166	$ 9,125	$ 22,969
Fiscal Year 2000:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 773	$ 777 (1)	$ 28	$ 1,522
Allowance for inventory obsolescence (deducted from the asset to which it relates)	6,860	6,492 (1)	3,946	9,406
	$ 7,633	$ 7,269	$ 3,974	$ 10,928
Fiscal Year 1999:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 993	$ 319	$ 539	$ 773
Allowance for inventory obsolescence (deducted from the asset to which it relates)	5,685	3,011	1,836	6,860
	$ 6,678	$ 3,330	$ 2,375	$ 7,633

(1) These amounts do not agree to the amounts appearing in the Consolidated Statements of Cash Flows as the amounts include beginning balances related to companies acquired during fiscal 2001 and 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: PLEXUS CORP. (Registrant)

/s/ John L. Nussbaum
John L. Nussbaum, President and Chief Executive Officer

December 26, 2001

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John L. Nussbaum, Thomas B. Sabol and Joseph D. Kaufman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Security Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ John L. Nussbaum
John L. Nussbaum, President and Chief Executive Officer, and Director

/s/ Dean A. Foate
Dean A. Foate, Chief Operating Officer and Director

/s/ Thomas B. Sabol
Thomas B. Sabol, Executive Vice President and Chief Financial Officer

/s/ George W. F. Setton
George W. Setton, Corporate Treasurer and Chief Treasury Officer

/s/ David J. Drury
David J. Drury, Director

/s/ Harold R. Miller
Harold R. Miller, Director

/s/ Thomas J. Prosser
Thomas J. Prosser, Director

/s/ Agustin A. Ramirez
Agustin A. Ramirez, Director

/s/ Peter Strandwitz
Peter Strandwitz, Chairman and Director

/s/ Jan Ver Hagen
Jan Ver Hagen, Director

* Each of the above signatures is affixed as of December 26, 2001.

EXHIBIT INDEX
PLEXUS CORP.
10-K for Year Ended September 30, 2001

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation of Plexus Corp., as amended through March 13, 2001	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2001 ("3/31/01")	
3(ii)	Bylaws of Plexus Corp., as amended through March 7, 2001	Exhibit 3(ii) to the 3/31/01 10-Q	
4.1	Restated Articles of Incorporation of Plexus Corp.	Exhibit 3(i) above	
4.2	Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998, (as amended through November 14, 2000) between Plexus and Firstar Bank, N.A. as Rights Agent, including form of Rights Certificates	Exhibit 1 to Plexus' Form 8-A/A filed on December 6, 2000	
10.1	Supplemental Executive Retirement Agreements dated as of September 19, 1996**:		
	(a) Peter Strandwitz	Exhibit 10.1(a) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996 ("1996 10-K")	
	(b) John Nussbaum	Exhibit 10.1(b) to 1996 10-K	
	(c) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, as of September 1, 1999, executed December 29, 2000	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2000	
10.2	Forms of Change of Control Agreements dated August 1, 1998 (or thereafter) with **		
	(a) Peter Strandwitz John L. Nussbaum Thomas B. Sabol Charles C. Williams Joseph D. Kaufman Dean A. Foate J. Robert Kronser Paul E. Ehlers	Exhibit 10.2(a) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1998 ("1998 10-K")	
	(b) Lisa M. Kelley Paul A. Morris David Rust (11/26/01)	Exhibit 10.2(b) to 1998 10-K	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
10.3	Plexus Corp. 1998 Option Plan**	Exhibit A to the Registrant's definitive proxy statement for its 1998 Annual Meeting of Shareholders	
10.4	(a) Credit Agreement dates as of October 25, 2000, among Plexus, certain Plexus subsidiaries and various signatory lending institutions whose agents are ABN Amro Bank N.V., Firstar Bank, N.A. and Bank One, N.A.	Exhibit 10.6(a) to Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 2000 ("2000 10-K")	
	(b) Exhibits thereto	Exhibit 10.6(b) to 2000 10-K	
10.5	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and EAC, dated August 11, 1994*	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994 ("1994 10-K")	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate of Plexus Corp.	Exhibit 10.8(c) to 1994 10-K	
10.6	Plexus Corp. 1995 Directors' Stock Option Plan**	Exhibit 10.10 to 1994 10-K	
10.7	Plexus Corp. 1998 Management Incentive Compensation Plan**	Exhibit 10.10 to 1997 10-K	
10.8	Stock Purchase Agreement dated March 13, 2000, among Plexus, Elamex, SA de CV and Servicios Administrativos Elamex, SA de CV*	Exhibit 2.1 to Plexus' Report on Form 10-Q for the quarter ended March 31, 2000 ("3/31/00 10-Q")	
10.9	Promissory Note from Thomas Sabol dated March 13, 2000	Exhibit 10.1 to 3/31/00 10-Q	
10.10	(a) Share purchase Agreement dated as of June 26, 2000, among Plexus Corp. Limited (f/k/a "Lycidas (323) Limited"), Plexus and the shareholders of Keltek (Holding) Limited *	Exhibit 2.1 to 7/14/00 8-K	
	(b) Related form of Loan Notes of Plexus Corp. Limited	Exhibit 2.2 to 7/14/00 8-K	
10.11(a)	Amended and Restated Receivables Sale Agreement, dated July 1, 2001, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 ("6/30/01 10-Q")	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
10.11(b)	Receivables Purchase Agreement dated as of October 6, 2000, among Plexus, Preferred Receivables Funding Corporation and Bank One, NA	Exhibit 10.10(a) to 2000 10-K	
10.11(c)	First Amendment to the Receivables Purchase Agreement, dated July 1, 2001	Exhibit 10.2 to Plexus' 6/30/01 10-Q	
10.12	Plexus Corp. Executive Deferred Compensation Plan**	Exhibit 10.17 to 2000 10-K	
10.13	Form of Split Dollar Life Insurance Agreements between Plexus and each of:** Thomas B. Sabol Dean A. Foate J. Robert Kronser Joseph D. Kaufman Paul E. Ehlers	Exhibit 10.18 to 2000 10-K	
10.14	Underwriting Agreement dated October 13, 2000, among Plexus, Robertson Stephens, Inc. and the other Underwriters named therein	Exhibit 1.1 Plexus' Report on Form 8-K dated October 13, 2000	
10.15	Asset Purchase Agreement, dated as of November 28, 2001, among Plexus, MCMS, Inc. and various subsidiaries of MCMS*		X
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Power of Attorney		(Signature Page Hereto)

* Excludes certain schedules and/or exhibits, which will be furnished to the Commission upon request.

**Designates management compensatory plans or agreements.

PLEXUS®

The Product Realization Company

Shareholder Information

Investor Information
Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations
Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
920-722-3451
e-mail: plexus_ir@plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar
Firstar Trust Company
Corporate Trust Services
1555 North River Center Drive
Suite 301
Milwaukee, Wisconsin 53212
1-800-637-7549

Auditors
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Outside Legal Counsel
Quarles & Brady LLP
Milwaukee, Wisconsin

Annual Meeting
March 6, 2002: 10:00 a.m.
Park Plaza Valley Inn
Neenah, Wisconsin

PLEXUS®

The Product Realization Company

Plexus Corp.
55 Jewelers Park Drive
Post Office Box 156
Neenah, WI 54957-0156
Phone: 920-722-3451
www.plexus.com